SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: GEO Group Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to our shareholder letter, available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/606debdeaa08621bd80102dd/1 617816544175/CtW+to+GEO+SH+Final+4.7.21.pdf]

[This reference is to an article in FT, available at https://www.blackenterprise.com/citigroup-wells-fargo-bank-of-america-goldman-sachs-and-jpmorgan-urge-shareholders-to-vote-against-racial-equity-oversight/ ]